Exhibit 99.1

News Release For further information, please contact:
5790 Widewaters Parkway, DeWitt, N.Y. 13214	Joseph E. Sutaris, EVP & Chief Financial Officer Office: (315) 445-7396

Community Bank System, Inc. Announces Shareholder Approval

Received by Steuben Trust Corporation for Merger

SYRACUSE, N.Y. — March 4, 2020 — Community Bank System, Inc. (NYSE: CBU) (the “Company”) announced that the Shareholders of Steuben Trust Corporation (“Steuben”), at its Special Shareholders Meeting held on March 3, 2020, overwhelmingly voted to approve the proposed merger of Steuben with the Company (the “Merger”). Steuben reported that more than 98% of the votes cast were voted to approve the Merger and that more than 84% of the issued and outstanding shares were represented at the Special Meeting. The acquisition is expected to close during the second quarter of 2020, pending regulatory approval and other customary closing conditions.

Mark E. Tryniski, the President and Chief Executive Officer of the Company, stated, “We are excited to hear of the strong support by the Steuben shareholders for the merger. Community Bank looks forward to the opportunity to welcome Steuben Trust Company’s customers and employees to our family as we work together to integrate two high-quality banks with long histories of service to their customers and communities. We are dedicated to Steuben Trust Company’s customers and both teams are working to make the transition to Community Bank as seamless as possible. We hope that our new customers will enjoy the larger branch network and variety of financial services Community Bank and its subsidiaries have to offer.”

On October 21, 2019, the Company announced that it had entered into a definitive agreement to acquire Steuben, the parent company of Steuben Trust Company, a New York State chartered bank headquartered in Hornell, New York, for approximately $109.1 million in Company stock and cash. Steuben currently operates 14 branch locations in Western New York. The acquisition will extend the Company’s footprint into two new counties in Western New York State and enhance the Company’s presence in four Western New York State counties in which it currently operates.

About Community Bank System, Inc.

Community Bank System, Inc. operates over 230 customer facilities across Upstate New York, Northeastern Pennsylvania, Vermont, and Western Massachusetts through its banking subsidiary, Community Bank, N.A. With assets of approximately $11.4 billion, the DeWitt, N.Y. headquartered company is among the country’s 150 largest financial institutions. In addition to a full range of retail, business, and municipal banking services, the Company offers comprehensive financial planning, insurance and wealth management services through its Community Bank Wealth Management Group and OneGroup NY, Inc. operating units. The Company’s Benefit Plans Administrative Services, Inc. subsidiary is a leading provider of employee benefits administration, trust services, collective investment fund administration and actuarial consulting services to customers on a national scale. Community Bank System, Inc. is listed on the New York Stock Exchange and the Company’s stock trades under the symbol CBU.

For more information about Community Bank visit www.cbna.com or http://ir.communitybanksystem.com.

Additional Information about the Merger

On December 23, 2019, in connection with the proposed merger, Community Bank System, Inc. filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that included a prospectus of Community Bank System, Inc. and a proxy statement of Steuben Trust Corporation, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Shareholders of Steuben Trust Corporation are urged to read the registration statement and proxy statement/prospectus and the other relevant materials filed with the SEC because they contain important information about the proposed transaction.

A free copy of the proxy statement/prospectus, as well as other filings containing information about Steuben Trust Corporation and Community Bank System, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge from Steuben Trust Corporation at www.steubentrust.com/about/investor-relations.html or from Community Bank System, Inc. by accessing its website at www.cbna.com under the heading of “Investor Relations” and then “SEC Filings & Annual Report.” Copies of the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Steuben Trust Corporation, One Steuben Square, Hornell, New York 14843, Attention: Investor Relations, Telephone: (866) 783-8236, or to Community Bank System, Inc., 5790 Widewaters Parkway, DeWitt, New York 13214, Attention: Investor Relations, Telephone: (315) 445-2282.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of the words “will,” “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s current beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. The following factors, among others listed in Company’s Form 10-K filings, could cause the actual results of the Company’s operations to differ materially from the Company’s expectations: the timing to consummate the proposed merger; the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed merger; the parties’ ability to successfully integrate operations in the proposed merger; the effect of the announcement of the proposed merger on the ability of Steuben to maintain relationships with its key partners, customers and employees, and on its operating results and business generally; competition; changes in economic conditions, interest rates and financial markets; the impact of the federal government shutdown; and changes in legislation or regulatory requirements. The Company does not assume any duty to update forward-looking statements.